EXHIBIT (14)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form N-14 of our reports dated November 17, 2017, relating to the financial statements and financial highlights of Eaton Vance Municipal Bond Fund, Eaton Vance Ohio Municipal Bond Fund, Eaton Vance New Jersey Municipal Bond Fund, Eaton Vance Pennsylvania Municipal Bond Fund and Eaton Vance Municipal Bond Fund II (the “Funds”), appearing in the Annual Report on Form N-CSR of the Funds for the year ended September 30, 2017, and to the references to us under the headings ”Experts” in the Proxy Statement/Prospectus and “Other Service Providers” and “Pro Forma Financial Information” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

November 7, 2018